United States securities and exchange commission logo





                           August 3, 2021

       Barry Engle
       Chief Executive Officer
       Lilium B.V.
       505 Montgomery Street, Suite 1100
       San Francisco, CA

                                                        Re: Lilium B.V.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed August 2,
2021
                                                            File No. 333-255800

       Dear Ms. Engle:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-4

       General

   1. We note your disclosure Palantir Technologies Inc. entered into a subscription agreement on March 30, 2021, and
has committed to purchasing $41 million of Holdco Class A
                                                        Shares in the PIPE
transaction. We also note your disclosure that on March 28, 2021,
                                                        Lilium entered into a
non-cancelable purchase obligation for a Palantir Foundry cloud subscription for $50
million payable over five years. Please revise your disclosure to clarify whether
Lilium's purchase obligation is contingent upon Palantir's PIPE commitment. Please also
disclose whether the funds from the Trust and PIPE will be used to pay any of Lilium's
$50 million purchase commitment. Please consider including any appropriate risk factor
disclosure related to your agreement with Palantir. Please also disclose the material
terms of your agreement with Palantir and file it as an exhibit.
 Barry Engle
Lilium B.V.
August 3, 2021
Page 2

        You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254
at if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397
with any other questions.



FirstName LastNameBarry Engle                           Sincerely,
Comapany NameLilium B.V.
                                                        Division of Corporation
Finance
August 3, 2021 Page 2                                   Office of Manufacturing
FirstName LastName